[redacted]

SECURI MISSION

02021866

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8-48973

RECEIVED
APR - 1 2002
365

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LIM, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4550 Gordon Drive
(No. and Street)

Naples (City) Florida (State) 33940 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lloyd I. Miller III (910) 215-0592
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.D. Cloud & Co. L.L.P.
(Name – *if individual, state last, first, middle name*)
1100 Mercantile Center
120 East Fourth Street (Address) Cincinnati (City) Ohio (State) 45202 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 0 2 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Lloyd I. Miller III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LIM, Inc., as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Robyn R Tupper
My Commission CC873090
Expires November 5, 2003

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition. (cash flows)
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LIM, INC.

FINANCIAL STATEMENTS

For the year ended December 31, 2001

CERTIFIED PUBLIC ACCOUNTANTS

J·D·CLOUD & CO·L·L·P·

CINCINNATI, OHIO

- C O N T E N T S -

CERTIFIED PUBLIC ACCOUNTANTS

J·D·CLOUD & CO·L·L·P·

120
EAST FOURTH STREET

CINCINNATI
OHIO 45202

INDEPENDENT AUDITORS' REPORT

To the Shareholder
LIM, Inc.
Naples, Florida

We have audited the accompanying statements of financial condition of LIM, Inc. at December 31, 2001 and 2000, and the related statements of income, shareholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LIM, Inc. at December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

J. D. Cloud & Co. L.L.P.
Certified Public Accountants

March 18, 2002

LIM, INC.

STATEMENTS OF FINANCIAL CONDITION

At December 31, 2001 and 2000

- ASSETS -	2001	2000
Cash	$ 91,213	1,604,783
Receivable from brokers, dealers, and clearing organizations	2,830,674	3,086,248
Marketable securities owned, at market value	3,472,543	973,395
Other investments	16,772	108,786
Exchange memberships	510,500	68,500
TOTAL ASSETS	$ 6,921,702	5,841,712

- LIABILITIES AND SHAREHOLDER'S EQUITY -		
Securities sold	$ 2,707,558	2,640,190
Payables to broker-dealers	55,593	-
Accrued expenses	438	145
TOTAL LIABILITIES	2,763,589	2,640,335
SHAREHOLDER'S EQUITY:		
Common stock; $10 par value - 1,000 shares authorized, 100 shares issued and outstanding	1,000	1,000
Additional paid-in capital	1,006,994	1,006,994
Retained earnings	3,150,119	2,193,383
TOTAL SHAREHOLDER'S EQUITY	4,158,113	3,201,377
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 6,921,702	5,841,712

J. D. CLOUD & CO. L.L.P., CERTIFIED PUBLIC ACCOUNTANTS, CINCINNATI

The accompanying notes to financial statements are an integral part of these statements.

LIM, INC.

STATEMENTS OF INCOME

For the years ended December 31, 2001 and 2000

	2001	2000
REVENUES:		
Net dealer inventory and investment gains	$ **1,538,336**	1,828,797
Interest and dividends	**707,162**	1,307,194
Rental income	**7,841**	44,434
TOTAL REVENUES	**2,253,339**	3,180,425
EXPENSES:		
Interest	**484,811**	7,133
Commission and floor brokerage	**38,111**	81,833
Exchange fees and dues	**5,043**	4,778
Taxes	**1,072**	8,777
Other operating expenses	**33,827**	71,160
TOTAL EXPENSES	**562,864**	173,681
NET INCOME	$ **1,690,475**	3,006,744

The accompanying notes to financial statements are an integral part of these statements.

J. D. CLOUD & CO. L.L.P., CERTIFIED PUBLIC ACCOUNTANTS, CINCINNATI

LIM, INC.

STATEMENTS OF SHAREHOLDER'S EQUITY

For the years ended December 31, 2001 and 2000

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Shareholder's Equity
Balance - January 1, 2000	$ 1,000	1,006,994	4,089,205	5,097,199
Net income			3,006,744	3,006,744
Dividends paid			(4,902,566)	(4,902,566)
Balance - December 31, 2000	1,000	1,006,994	2,193,383	3,201,377
Net income			**1,690,475**	**1,690,475**
Dividends paid			**(733,739)**	**(733,739)**
Balance - December 31, 2001	**$ 1,000**	**1,006,994**	**3,150,119**	**4,158,113**

The accompanying notes to financial statements are an integral part of these statements.

LIM, INC.

STATEMENTS OF CASH FLOWS

For the years ended December 31, 2001 and 2000

		2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$	**1,690,475**	3,006,744
Adjustments to reconcile net income to net cash used in operating activities –			
Amortization		-	40
Decrease in net receivable and payable from brokers, dealers, clearing organizations and other		**255,574**	569,577
Increase (decrease) in accrued expenses		**293**	(5,334)
Increase in payables to broker-dealers		**55,593**	-
(Increase) decrease in securities owned		**(2,339,766)**	2,933,423
NET CASH FLOWS FROM OPERATING ACTIVITIES		**(337,831)**	6,504,450
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of exchange memberships		**(442,000)**	-
CASH FLOWS FROM FINANCING ACTIVITIES:			
Dividends paid		**(733,739)**	(4,902,566)
NET INCREASE IN CASH AND CASH EQUIVALENTS		**(1,513,570)**	1,601,884
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		**1,604,783**	2,899
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	**91,213**	1,604,783
CASH PAID DURING THE YEAR FOR:			
Interest	$	**484,460**	7,133

The accompanying notes to financial statements are an integral part of these statements.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

The Company's primary business is that of a market-maker in securities, primarily for the account of the Company's shareholder. It is the policy of the Company to employ U.S. generally accepted accounting principles in the preparation of its financial statements. A summary of the Company's significant accounting policies follows:

ACCOUNTING ESTIMATES-
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS-
The Company considers all highly liquid investments with a maturity of three months or less at the date of acquisition to be cash equivalents.

SECURITIES-
Marketable securities are valued at quoted market value. Securities not readily marketable are recorded at fair value as determined by the shareholder. Securities not readily marketable include: investment securities for which there is not a market on a securities exchange or there is not an independent publicly quoted market, securities that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or securities that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to them or to the Company. The resulting difference between cost and fair market value (or fair value) is included in income.

EXCHANGE MEMBERSHIPS-
Exchange memberships are carried at cost.

REVENUE RECOGNITION-
Securities transactions and related commission income and expenses are recorded on a settlement date basis, generally the third business day following the transaction date.

INCOME TAXES-
The Company's shareholder has elected to have federal and state income taxes, on corporate income, paid directly by the shareholders in accordance with Subchapter S of the Internal Revenue Code and applicable state law. Accordingly, no provision for income taxes is included in the accompanying statements.

J. D. CLOUD & CO. L.L.P., CERTIFIED PUBLIC ACCOUNTANTS, CINCINNATI

NOTE 2 - RELATED PARTY TRANSACTIONS

The shareholder of the Company executes security transactions through the Company in the ordinary course of business. Substantially all trading activity is for the account of the shareholder and balances due to or from other brokers are related to the trading activity of the shareholder.

NOTE 3 - SECURITIES OWNED

Marketable securities owned consist of trading and investment securities at fair values as follows:

	2001	2000
Corporate bonds, debentures and notes	$ 2,688,585	28,500
Corporate stocks	781,031	878,645
Options and warrants	2,927	66,250
Total	$ 3,472,543	973,395
Other investments	$ 16,772	108,786

Other investments, held for investment purposes, are carried at cost which approximates fair value.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, may not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001, the Company had net capital of $2,631,584, which was $2,531,584 in excess of its required net capital of $100,000. The Company had no aggregate indebtedness at December 31, 2001.

NOTE 5 - FINANCIAL INSTRUMENTS

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash instruments. The Company places its cash investments with high-credit-quality financial institutions. Management does not believe significant credit risk exists at December 31, 2001.

CERTIFIED PUBLIC ACCOUNTANTS

J·D·CLOUD & CO·L·L·P·

120
EAST FOURTH STREET
CINCINNATI
OHIO 45202

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION

To the Shareholder
LIM, Inc.
Naples, Florida

Our report on our audit of the basic financial statements of LIM, Inc. appears on page 1. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J. D. Cloud & Co. L.L.P.

Certified Public Accountants

March 18, 2002

LIM, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2001

NET CAPITAL:		
Total shareholder's equity		$ 4,158,113
Deduct shareholder's equity not allowable for net capital		-
Total stockholder's equity qualified for net capital		4,158,113
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Other (deductions) or allowable credits		-
Total capital and allowable subordinated liabilities		4,158,113
Deductions and/or charges -		
Non-allowable assets:		
Other investments	16,772	
Other assets-Exchange memberships	510,500	527,272
Net capital before haircuts on securities positions		3,630,841
Haircuts on securities [computed, where applicable, pursuant to rule 15c3-1(f)]		
Trading and investment securities:		
Other securities		(861,626)
Undue concentrations		(137,631)
Net capital		$ 2,631,584
Memo: Haircuts on Market Maker Positions		$ 65,381

See Independent Auditors' Report on Supplemental Information.

LIM, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2001
(Continued)

AGGREGATE INDEBTEDNESS:

Items included in statement of financial condition:		
None	$	-

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Minimum net capital required	$	-
Minimum dollar net capital requirement	$	100,000
Excess net capital	$	2,531,584
Excess net capital at 1000%	$	2,531,584
Ratio of aggregate indebtedness to net capital	$	0.1 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION:

Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$	2,631,584
Net audit adjustments		-
Net capital	$	2,631,584

See Independent Auditors' Report on Supplemental Information.

CERTIFIED PUBLIC ACCOUNTANTS

J·D·CLOUD & CO·L·L·P·

120
EAST FOURTH STREET

CINCINNATI
OHIO 45202

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Shareholder
LIM, Inc.
Naples, Florida

In planning and performing our audit of the financial statements of LIM, Inc. for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computation of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Chicago Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

J.D. Cloud & Co. L.L.P.

Certified Public Accountants

March 18, 2002